EXHIBIT 9B

                         ADMINISTRATION AGREEMENT

    JWB Management Corp. (the "Administrator"), a corporation under the laws of the Hawaii, herewith confirms its agreement with JWB Aggressive Growth Fund, a Massachusetts business trust (the "Trust") as follows:

    1. Investment Description; Appointment

    The Trust desires to employ its capital by investing and reinvesting in investment of the kind and in accordance with the limitations specified in its Declaration of Trust, as the same from time to time may be amended, and in its Registration Statement as from time to time in effect, and in such manner and to such extent as may from time to time be approved by the Board of Trustees of the Trust. Copies of the Trust's Registration State-ment and Declaration of Trust, have been submitted to JWB Management Corp.

    2. Services as Administrator

    Subject to the supervision and direction of the Board of Trustees of the Trust, the Administrator will provide all administrative services with respect to the Fund as may be required from time to time. Such services include (a) maintaining office facilities (which may be in the offices of JWB Management Corp.); (b) furnishing statistical and research data, data processing services, clerical services and internal legal, executive and administrative services and stationary and office supplies in connection with the foregoing; (c) furnishing corporate secretarial services includ-ing preparation and distribution of materials for Board of Trustees meet-ings; (d) accumulating information for and preparing reports to the Fund's shareholders of record and the SEC including, but not necessarily limited to, annual reports and semi-annual reports on Form N-SAR; (e) preparing and filing various reports or other documents required by federal, state and other applicable laws; (f) accounting and bookkeeping services (in-cluding the maintenance of such accounts, books and records of the Fund as may be required); (g) advice with regard to various compliance require-ments under the Investment Company Act of 1940, as amended; (h) furnishing information on compliance testing results to the Board of Trustees; and
(i) other duties as may be required.

    The Administrator will keep and maintain all books and records relat-ing to its services in accordance with Rule 31a-1 under the Investment Company Act of l940 as amended.

    3. Standard of Care

    The Administrator shall exercise its best judgment in rendering the services described in paragraph 2 above. The Administrator shall not be liable for any error or judgment or mistake of law or for any loss suf-fered by the Trust in connection with the matters to which this Agreement relates, provided that nothing herein shall be deemed to protect the Ad-ministrator against any liability to which the Administrator would other-wise be subject by reason of willful misfeasance, bad faith or gross neg-ligence on its part in the performance of its duties under this Agreement ("Disabling Conduct"). The Trust will indemnify the Administrator against and hold it harmless from, any and all losses, claims, damages, liabili-ties or expenses (including reasonable counsel fees and expenses) result-ing from any claim, demand, action or suit not resulting from Disabling Conduct by the Administrator. Indemnification shall be made only follow-ing: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (ii) in the absence of such a de-cision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct by (a) the vote of a majority of a quorum of non-party trustees who are not "interested persons" of the Trust or (b) an independent legal counsel in a written opinion.

    4. Compensation

    In consideration of the services rendered pursuant to this Agreement, the Trust will pay the Administrator after the end of the calendar month during which the Closing Date (as defined below) occurs and after the end of each calendar month thereafter a fee for the previous month computed monthly at the annual rate of .90% of the Trust's average daily net as-sets.

    5. Expenses

    Administrator will bear all expenses in connection with the perfor-mance of its services under this Agreement, including compensation of and office space for its officers and employees connected with providing ser-vices under this Agreement, as well as the fees of all trustees of the Trust who are affiliated with the Administrator or any of its affiliates. In addition, the Administrator will bear the expenses of the distributor, transfer agency fees, legal expenses, certain costs attributable to inves-tors services, including without limitation telephone and personnel ex-penses and costs of shareholder reports. The Trust will bear certain other expenses to be incurred in its operation, including: or organizational ex-penses, taxes, interest, brokerage costs and commissions and stock ex-change fees; fees of Trustees of the Trust who are not officers, directors or employees of the Administrator or any of its affiliates; Securities and Exchange Commission fees, state Blue Sky qualification fees; charges of the custodian; dividend-paying agents; expense in connection with the Trust's dividend reinvestment and cash purchase plan; insurance premiums; outside auditing and pricing expenses; costs of meetings of the sharehold-ers of the Trust and of the officers or Board of Trustees of the Trust; membership fees in trade associations; stock exchange listing fees and ex-penses; litigation and other extraordinary or non- recurring expenses.

    6. Services to Other Companies or Accounts/Subcontractors

    The Trust understands that the Administrator may in the future act as administrator to one or more other investment companies, and the Trust has no objection to the Administrator so acting. The Administrator will from time to time employ or associate itself with such person or persons as the Administrator may believe to be particularly suited to assist it in per-forming services under this Agreement. The compensation of such person or persons shall be paid by the Administrator and no obligation shall be in-curred on behalf of the Fund.

    7. Term of Agreement

    This Agreement shall become effective as of the Closing Date and shall continue for an initial two year term and shall continue thereafter from year to year. This Agreement is terminable, without penalty, on 60 days written notice, by the Board of Trustees of the Trust or by the Adviser or by a vote of holders of a majority of the Trust's outstanding shares. This Agreement will also terminate automatically in the event of its assign-ment.

    8. Entire Agreement

    This Agreement constitutes the entire agreement among the parties hereto.

    9. Governing Law

    This Agreement shall be governed by and continued and enforced in ac-cordance with the laws of the State of Hawaii.

                                            JWB Management Corp.
                                            By:

                                            JWB Aggressive Growth Fund
                                            By: